                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-61583
SUNTRUST BANKS, INC.

     - $200,000,000 of 7 3/8% Notes Due 2002

     - $250,000,000 of Floating Rate Notes Due April 22, 2002

     - $200,000,000 of 6 1/8% Subordinated Notes Due 2004

     - $200,000,000 of 7 3/8% Subordinated Notes Due 2006

     - $300,000,000 of 6.25% Senior Notes Due June 1, 2008

     - $300,000,000 of 7.75% Subordinated Notes Due 2010

     - $200,000,000 of 6% Subordinated Notes Due 2026

     - $250,000,000 of 6% Senior Debentures Due January 15, 2028

SUNTRUST BANK HOLDING COMPANY,
a wholly owned subsidiary of SunTrust Banks, Inc. and successor in interest to Crestar Financial Corporation

     - $125,000,000 of 8 1/4% Subordinated Notes Due 2002

     - $150,000,000 of 8 3/4% Subordinated Notes Due 2004

     - $150,000,000 of 6 1/2% Putable/Callable Subordinated Notes Due January 15, 2018

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     You should read this prospectus carefully before you invest in any of the securities listed above.

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     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The debt securities will be our unsecured obligations, will not be saving accounts, deposits or other obligations of ours or any of our subsidiaries and will not be insured by the Federal Deposit Insurance Corporation, the bank insurance fund or any other governmental agency or instrumentality.

                            ------------------------

The date of this prospectus is June 19, 2000

                             ABOUT THIS PROSPECTUS

     This prospectus is a part of a registration statement that we filed with the SEC using a "shelf" registration process. This prospectus provides you with a general description of the outstanding debt securities listed on the cover page of this prospectus. You should read this prospectus together with the additional information described under the heading "Where You Can Find More Information." You may also obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC. The registration statement may contain additional information that may be important to you.

     The outstanding debt securities were originally issued by us or Crestar Financial Corporation, or Crestar. We acquired Crestar in a merger transaction on December 31, 1998. Following this acquisition, Crestar was a wholly owned subsidiary of ours. On December 31, 1999, Crestar was merged into our wholly owned subsidiary, SunTrust Banks of Florida, Inc., which then changed its name to SunTrust Bank Holding Company, or SunTrust Holding. As a result, SunTrust Holding is the primary obligor on the outstanding debt securities originally issued by Crestar, and we have fully and unconditionally guaranteed the payment of these securities.

     This prospectus may be used by our broker-dealer subsidiaries, including SunTrust Equitable Securities, Inc., in connection with offers and sales of the outstanding debt securities listed on the cover page of this prospectus in market-making transactions at negotiated prices relating to prevailing market prices at the time of sale.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus and information that we subsequently file with the SEC will automatically update and supercede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 for so long as any of the outstanding debt securities offered by this prospectus are outstanding:

     - Annual Report on Form 10-K for the year ended December 31, 1999;

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2000; and

     - Current Report on Form 8-K dated April 11, 2000.

     You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or calling us at the following address:

     SunTrust Banks, Inc.
     303 Peachtree Street, N.E.
     Atlanta, Georgia 30308
     (404) 658-4879
     Attention: Eugene S. Putnam, Jr.
                Senior Vice President

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with additional or different information. We are only offering the outstanding debt securities in states where the offer is permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. We may also make forward-looking statements in reports filed with the SEC that we incorporate by reference in this prospectus. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "plans," estimates" or similar expressions. These statements are based on beliefs and assumptions of our management, and on information currently available to our management.

     Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

     - competitive pressures among depository and other financial institutions may increase significantly;

     - changes in the interest rate environment may reduce margins;

     - general economic or business conditions may lead to a deterioration in credit quality or a reduced demand for credit;

     - legislative or regulatory changes, including changes in accounting standards, may adversely affect the business in which we are engaged;

     - changes in the securities markets; and

     - our competitors may have greater financial resources and develop products that enable them to compete more successfully than we do.

     We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

                              SUNTRUST BANKS, INC.

     We are the ninth largest commercial banking organization in the U.S. with assets of approximately $96.0 billion at March 31, 2000. We provide a full line of consumer and commercial banking services to more than 3.7 million customers through over 1,100 full-service banking offices in Alabama, Florida, Georgia, Maryland, Tennessee, Virginia and the District of Columbia. Our primary businesses include traditional deposit and credit services as well as trust and investment services. We also provide, through various subsidiaries, credit cards, mortgage banking, credit-related insurance, discount brokerage and investment banking services. As of March 31, 2000, we had total deposits of $66.3 billion, discretionary trust assets of $88.7 billion and a mortgage servicing portfolio of $39.6 billion.

     Under the long-standing policy of the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve, a bank holding company is expected to act as a source of financial strength for its subsidiary banks and to commit resources to support these banks. As a result of this policy, we may be required to commit resources to our subsidiary banks in circumstances where we might not otherwise do so.

     Because we are a bank holding company, our rights and the rights of our creditors, including the holders of any of the debt securities offered by this prospectus, to participate in the distribution and payment of assets of any of our subsidiaries upon the subsidiary's liquidation or recapitalization would be subject to the prior claims of such subsidiary's creditors except to the extent that we may be a creditor with recognized claims against the subsidiary.

     We are incorporated under the laws of the State of Georgia. Our principal executive offices are located at 303 Peachtree Street, N.E., Atlanta, Georgia 30308. Our general information telephone number is 404-588-7711.

                                USE OF PROCEEDS

     We will not receive any proceeds in connection with sales of the outstanding debt securities offered by this prospectus. All offers and sales of outstanding debt securities will be for the account of our broker-dealer subsidiary in connection with market making transactions.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table shows the ratio of earnings to fixed charges of our company, which includes our subsidiaries, on a consolidated basis. The ratio of earnings to fixed charges has been computed by dividing:

     - net income plus all applicable income taxes plus fixed charges, by

     - fixed charges.

Fixed charges represent interest expense, either including or excluding interest on deposits as set forth below, and the portion of net rental expense deemed to be equivalent to interest on long-term debt. Interest expense, other than on deposits, includes interest on long-term debt, federal funds purchased and securities sold under agreements to repurchase, mortgages, commercial paper and other funds borrowed. For 1999, the ratio of earnings to fixed charges has been computed excluding extraordinary gains.

                                                                       THREE MONTHS
                                                                          ENDED
                                        YEAR ENDED DECEMBER 31,         MARCH 31,
                                    --------------------------------   ------------
                                    1995   1996   1997   1998   1999   1999    2000
                                    ----   ----   ----   ----   ----   ----    ----
Including interest on deposits....  1.59   1.58   1.60   1.54   1.60   1.64    1.59
Excluding interest on deposits....  3.13   3.11   2.76   2.33   2.39   2.52    2.76

                       CERTAIN REGULATORY CONSIDERATIONS

     The following discussion sets forth certain of the elements of the comprehensive regulatory framework applicable to bank holding companies and banks and provides certain specific information relevant to our company. Federal and state regulation of financial institutions such as our company is intended primarily for the protection of depositors and the federal deposit insurance funds rather than our shareholders or other creditors.

GENERAL

     As a bank holding company, we are subject to the regulation and supervision of the Federal Reserve. As of December 31, 1999, we had 29 bank subsidiaries that were subject to supervision and regulation by applicable state and federal banking agencies, including the Federal Reserve, the Office of the Comptroller of the Currency, which we refer to as the Comptroller, and the Federal Deposit Insurance Corporation, which we refer to as the FDIC. Effective January 1, 2000, 27 of our bank subsidiaries merged into SunTrust Bank, Atlanta, which changed its name to SunTrust Bank. SunTrust Bank, which we refer to as the Bank, is a Georgia state bank which now has branches in Alabama, Florida, Georgia, Maryland, Tennessee, Virginia and the District of Columbia.

     The Bank is a member of the Federal Reserve System and is regulated by the Federal Reserve and the Georgia Department of Banking and Finance. The Bank is subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be made and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of the Bank. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.

     Pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, bank holding companies from any state may now acquire banks located in any other state, subject to certain conditions, including concentration limits. In addition, a bank may now establish branches across state lines by merging with a bank in another state (unless applicable state law prohibits such interstate mergers), provided certain conditions are met.

     Federal law and regulatory policy impose a number of obligations and restrictions on bank holding companies and their depository institution subsidiaries designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance fund in the event the depository institution becomes in danger of default or is in default. For example, under a policy of the Federal Reserve with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and commit resources to support such institutions in circumstances where it might not do so absent this policy. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. In the event of the insolvency or receivership of the Bank, the claims of depositors and general creditors of the Bank are entitled to a priority of payment over any of our claims or claims of our creditors, including any claims based on any debt the Bank owes to us.

     Various regulatory bodies regulate and supervise our nonbanking subsidiaries. For example, SunTrust Equitable Securities Corporation is a broker-dealer and investment adviser registered with the SEC and a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc., which we refer to as the NASD. SunTrust Securities, Inc. and Crestar Securities Corporation are also broker-dealers registered with the SEC and members of the NASD. Trusco Capital Management, Inc. and Crestar Asset Management Company are investment advisers registered with the SEC. We also have one limited purpose national bank subsidiary, SunTrust BankCard, N.A., which is regulated by the Comptroller.

     On November 12, 1999, financial modernization legislation known as the Gramm-Leach-Bliley Act, which we refer to as the Act, was signed into law. The Act creates a new type of financial services company called a financial holding company. A bank holding company that elects to become a financial holding company may engage in expanded debt securities activities and insurance sales and underwriting activities, and may also acquire debt securities firms and insurance companies, subject in each case to certain conditions. Securities firms and insurance companies may also choose to establish or become financial holding companies and thereby acquire banks, subject to certain conditions.

     We became a financial holding company under the Act in March 2000. In order to maintain our status as a financial holding company, we must maintain our capital levels, examination ratings, and Community Reinvestment Act examination ratings at levels higher than those required of a bank holding company that has not elected to become a financial holding company.

     In addition to the Act, there have been a number of legislative and regulatory proposals that would have an impact on the operation of bank/financial holding companies and their bank and nonbank subsidiaries. It is impossible to predict whether or in what form these proposals may be adopted in the future and, if adopted, what their effect will be on us.

PAYMENT OF DIVIDENDS AND OTHER RESTRICTIONS

     There are various legal and regulatory limits on the extent to which the Bank may pay dividends or otherwise supply funds to us. In addition, federal and state bank regulatory agencies also have the authority to prevent a bank or bank holding company from paying a dividend or engaging in any other activity that, in the opinion of the agency, would constitute an unsafe or unsound practice. FDIC regulations require that management report annually on its responsibility for preparing its institution's financial statements, and establishing and maintaining an internal control structure and procedures for financial reporting and compliance with designated laws and regulations concerning safety and soundness.

     The principal source of our cash revenues is dividends from our subsidiaries, including the Bank. Federal and Georgia law limit the payment of these dividends to a certain extent. The Federal Reserve Bank or the Comptroller, as the case may be, must approve any dividend if the total of all dividends declared by any state member bank of the Federal Reserve or any national bank in any calendar year exceeds the bank's net income for that year combined with its retained net income for the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock. In addition, a dividend may not be paid in excess of a bank's undivided profits. The relevant federal and state bank regulatory agencies also have authority to prohibit a bank holding company, or a state or national bank from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound practice in conducting its business. Such regulatory agencies could deem the payment of dividends, depending upon the financial condition of the subsidiary, to constitute such an unsafe or unsound practice.

     Under Georgia law (which would apply to any payment of dividends by the Bank to us), the prior approval of the Georgia Department of Banking and Finance is required before any cash dividends may be paid by a state bank if: (1) total classified assets at the most recent examination of such bank exceed 80% of the Tier 1 capital plus the allowance for loan losses of such bank; (2) the aggregate amount of dividends declared or anticipated to be declared in the calendar year exceeds 50% of the net profits, after taxes but before dividends, for the previous calendar year; or (3) the ratio of Tier 1 capital to adjusted total assets is less than 6%.

     Retained earnings of our banking subsidiaries available for payment of cash dividends under all applicable regulations without obtaining governmental approval totaled approximately $634.2 million as of March 31, 2000.

     In addition, the Bank is subject to limitations under Sections 23A and 23B of the Federal Reserve Act with respect to extensions of credit to, investments in, and certain other transactions with us and our other subsidiaries. Furthermore, such loans and extensions of credit, as well as certain other transactions, are also subject to various collateral requirements.

CAPITAL ADEQUACY

     The Federal Reserve has adopted minimum risk-based and leverage capital guidelines for bank holding companies. The minimum required risk-based capital ratio of qualifying total capital to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8%, of which 4% must consist of Tier 1 capital. As of December 31, 1999, our total risk-based capital ratio was 11.3%, including 7.5% of Tier 1 capital. The minimum required leverage capital ratio (Tier 1 capital to average total assets) is 3% for bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. As of December 31, 1999, our leverage capital ratio was 7.17%. Higher risk-based and leverage ratios may apply under certain circumstances.

     The Bank is subject to similar risk-based and leverage capital requirements adopted by the federal banking agencies.

     Failure to meet capital requirements can subject a bank to a variety of enforcement remedies, including additional substantial restrictions on its operations and activities, termination of deposit insurance by the FDIC, and under certain conditions the appointment of a receiver or conservator.

     The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions The extent of these powers depends on whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," as these terms are defined under regulations issued by each of the federal banking agencies. Under certain circumstances, an institution may be downgraded to a category lower than that warranted by its capital levels and subjected to the supervisory restrictions applicable to institutions in the lower capital category. A depository institution is generally prohibited from making capital distributions (including paying dividends) or paying management fees to a holding company if the institution would thereafter be undercapitalized.

     An undercapitalized depository institution is subject to restrictions in a number of areas, including asset growth, acquisitions, branching, new lines of business, and borrowing from the Federal Reserve. In addition, an undercapitalized depository institution is required to submit a capital restoration plan. A depository institution's holding company must guarantee the capital plan up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount needed to restore the capital of the institution to the levels required for the institution to be classified as adequately capitalized at the time the institution fails to comply with the plan and any such guarantee would be entitled to a priority of payment in bankruptcy. A depository institution is treated as if it is significantly undercapitalized if it fails to submit a capital plan that is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital.

     Significantly undercapitalized depository institutions may be subject to a number of additional significant requirements and restrictions, including requirements to sell sufficient voting stock to become adequately capitalized, to replace or improve management, to reduce total assets, to cease acceptance of correspondent bank deposits, to restrict senior executive compensation and to limit transactions with affiliates. Critically undercapitalized depository institutions are further subject to restrictions on paying principal or interest on subordinated debt, making investments, expanding, acquiring or selling assets, extending credit for highly-leveraged transactions, paying excessive compensation, amending their charters or bylaws and making any material changes in accounting methods. In general, a receiver or conservator must be appointed for a depository institution within 90 days after the institution is deemed to be critically undercapitalized.

           DESCRIPTION OF THE DEBT SECURITIES -- SUNTRUST BANKS, INC.

     As used in this section, outstanding debt securities means the debentures, notes, bonds and other evidences of indebtedness that have been issued by SunTrust Banks, Inc. and are listed on the cover of this prospectus. The outstanding debt securities are either senior debt securities or subordinated debt securities. Senior debt securities were issued under a "Senior Indenture" and subordinated debt securities were issued under a "Subordinated Indenture". We sometimes refer to the Senior Indenture and the Subordinated Indenture in this section collectively as the Indentures. The trustee under the Senior Indenture is PNC Bank, National Association, and the trustee under the Subordinated Indenture is Bank One Trust Company, N.A. (as successor in interest to The First National Bank of Chicago).

     We have summarized selected provisions of the Indentures below. The summary is not complete. The forms of the Indentures have been filed as exhibits to the registration statement and you should read the Indentures for provisions that may be important to you. In the summary below, we have included references to section numbers of the applicable Indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meaning specified in the Indentures. You can obtain copies of the Indentures by following the directions under the caption "Where You Can Find More Information" beginning on page 1 of this prospectus.

GENERAL

     The Indentures do not limit the aggregate principal amount of debt securities that we may issue and provide that we may issue debt securities from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. The Indentures also do not limit our ability to incur other debt and do not contain financial or similar restrictive covenants.

     The outstanding debt securities were issued in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. Holders of outstanding debt securities will not pay any service charge for any registration of transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with such registration or transfer.

PAYMENT; TRANSFER

     Principal, premium, if any, and interest, if any, on the outstanding debt securities is payable, and the outstanding debt securities are transferable, at the corporate trust office of SunTrust Bank in Atlanta, Georgia, except that interest may be paid at our option by check mailed to the address of the holder entitled thereto as it appears on the security register. We have the right to require a holder of any outstanding debt security, in connection with any payment on such debt security, to certify information to us or, in the absence of such certification, we are entitled to rely on any legal presumption to enable us to determine our obligation, if any, to deduct or withhold taxes, assessments or governmental charges from such payment.

RANKING

     General. The outstanding debt securities are our direct unsecured obligations. The outstanding senior debt securities rank equally with our other unsecured and unsubordinated indebtedness. The outstanding subordinated debt securities rank junior to all Senior Indebtedness (as defined below) and, in certain circumstances, to all Additional Senior Obligations (as defined below).

     As of March 31, 2000, we had an aggregate of approximately $5,233.2 million of long-term Senior Indebtedness outstanding and an aggregate of approximately $720.2 million of short-term Senior Indebtedness outstanding, which consisted primarily of commercial paper. As of March 31, 2000, we had no Additional Senior Obligations outstanding. We expect from time to time to incur additional Senior Indebtedness and Additional Senior Obligations. The Indentures do not prohibit or limit the incurrence of additional Senior Indebtedness or Additional Senior Obligations. As of March 31, 2000, we had an aggregate of approximately $2,427.0 million of long-term subordinated debt securities outstanding.

     Because we are a holding company, our right and the rights of our creditors, including holders of outstanding debt securities, to participate in any distribution of assets of any of our subsidiaries upon its liquidation, reorganization or otherwise would be subject to the prior claims of creditors of that subsidiary, except to the extent that we are a creditor of that subsidiary with recognized claims. However, in the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, including any depository institution holding company or any shareholder or creditor thereof. Our subsidiaries have significant outstanding long-term debt and substantial obligations with respect to deposit liabilities and federal funds purchased, securities sold under repurchase agreements, other short-term borrowings and various other financial obligations.

     In addition, the Indentures and the outstanding debt securities do not contain any provision that protects the holders of the outstanding debt securities against a sudden and dramatic decline in credit quality resulting from a takeover, recapitalization or similar restructuring of our company or other event involving us that may adversely affect our credit quality.

     Subordination of the Subordinated Securities. The outstanding subordinated debt securities are subordinate and junior in right of payment to all of our Senior Indebtedness and, in certain circumstances relating to the dissolution, winding-up, liquidation of or reorganization of our company, to all Additional Senior Obligations (Article 13).

     Under the Subordinated Indenture "Senior Indebtedness" means

          (1) all indebtedness of our company for money borrowed, whether now outstanding or subsequently created, assumed or incurred, other than:

        - the outstanding subordinated debt securities;

        - any obligation ranking equally with the outstanding subordinated debt securities; or

        - any obligation ranking junior to the outstanding subordinated debt securities; and

          (2) any deferrals, renewals or extensions of any such Senior Indebtedness.

     The Subordinated Indenture defines the term indebtedness for money borrowed to mean:

     - any obligation of ours, or any obligation guaranteed by us, for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments; and

     - any deferred obligation for the payment of the purchase price of property or assets acquired other than in the ordinary course of business.

     The Subordinated Indenture defines Additional Senior Obligations to mean all of our indebtedness, whether now outstanding or subsequently created, assumed or incurred, for claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements; provided, however, that Additional Senior Obligations do not include:

          (1) any claims in respect of Senior Indebtedness; or

          (2) any obligations ranking junior to or equally with the outstanding subordinated debt securities.

     As a result of these subordination provisions, no payment on account of the principal of, premium, if any, or interest on the outstanding subordinated debt securities may be made if a payment default with respect to Senior Indebtedness exists and any applicable grace period has expired or the maturity of any Senior Indebtedness has been accelerated. Upon any payment or distribution of assets to creditors upon any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to our company as a whole, whether voluntary or involuntary,

          (1) the holders of all Senior Indebtedness will first be entitled to receive payment in full before the holders of the outstanding subordinated debt securities will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on the outstanding subordinated debt securities; and

          (2) if after giving effect to the operation of clause (1) above;

        - any assets remain available for payment or distribution in respect of the outstanding subordinated debt securities, and

        - creditors in respect of Additional Senior Obligations have not received payment in full;

then the amounts referred to in the first bullet above will first be applied to pay or provide for the payment in full of all such Additional Senior Obligations before any payment may be made on the outstanding subordinated debt securities. If the holders of outstanding subordinated debt securities receive any payment at a time when they know that all Senior Indebtedness and Additional Senior Obligations have not been paid in full, then such payment shall be held in trust for the benefit of the holders of Senior Indebtedness and/or Additional Senior Obligations, as the case may be (Section 1301).

     As a result of these subordination provisions, in the event of our insolvency, holders of outstanding subordinated debt securities may recover less, ratably, than holders of Senior Indebtedness and Additional Senior Obligations. In addition, in the event of insolvency, our creditors that do not hold Senior Indebtedness or who hold outstanding subordinated debt securities may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than holders of the outstanding subordinated debt securities.

RESTRICTION ON DISPOSITION OF VOTING STOCK OF CERTAIN SUBSIDIARIES

     Under the Senior Indenture, we have agreed not to sell, assign, pledge, transfer or otherwise dispose of, or permit the issuance of, or permit a Subsidiary to sell, assign, pledge, transfer or dispose of, any shares of Voting Stock of any Subsidiary or any securities convertible into Voting Stock of any Subsidiary which is:

          (1) a Principal Constituent Bank; or

          (2) a Subsidiary which owns shares of Voting Stock or any securities convertible into Voting Stock of a Principal Constituent Bank.

Notwithstanding the foregoing, this covenant does not prohibit:

     - any dispositions made by us or any Subsidiary (A) acting in a fiduciary capacity for any Person other than us or any Subsidiary or (B) to us or any of its wholly owned (except for directors' qualifying shares) Subsidiaries; or

     - the merger or consolidation of a Principal Constituent Bank with and into a Principal Constituent Bank.

     This covenant also does not prohibit sales, assignments, pledges, transfers or other dispositions of shares of Voting Stock of a corporation referred to in clause (1) or (2) above where:

          (1) the sales, assignments, pledges, transfers or other dispositions are made, in the minimum amount required by law, to any person for the purpose of the qualification of such Person to serve as a director; or

          (2) the sales, assignments, pledges, transfers or other dispositions are made in compliance with an order of a court or regulatory authority of competent jurisdiction or as a condition imposed by any such court or authority to the acquisition by us, directly or indirectly, of any other corporation or entity; or

          (3) in the case of a disposition of shares of Voting Stock or any securities convertible into Voting Stock of a Principal Constituent Bank, or sales of Voting Stock or any securities convertible into Voting Stock of any Subsidiary included in clause (2) above, the sales, assignments, pledges, transfers or other dispositions are:

        - for fair market value as determined by our board of directors or the board of directors of the Subsidiary disposing of such shares or securities; and

        - after giving effect to such disposition and to any potential dilution (if the shares or securities are convertible into Voting Stock), we and our directly or indirectly wholly owned Subsidiaries will own directly not less than 80% of the Voting Stock of such Principal Constituent Bank or Subsidiary; or

          (4) a Constituent Bank sells additional shares of Voting Stock to its shareholders at any price, so long as immediately after such sale we own, directly or indirectly, at least as great a percentage of the Voting Stock of such Constituent Bank as it owned prior to such sale of additional shares; or

          (5) a pledge is made or a lien is created to secure loans or other extensions of credit by a Constituent Bank subject to Section 23A of the Federal Reserve Act (Section 1005).

Any Constituent Bank that has total assets equal to more than 15% of the total assets of all Constituent Banks is defined in the Senior Indenture to be a Principal Constituent Bank (Section 101). As of March 31, 2000, SunTrust Bank was the only Constituent Bank that is a Principal Constituent Bank.

     The Subordinated Indenture does not contain the foregoing covenant.

EVENTS OF DEFAULT

     Definition. The Indentures define an Event of Default with respect to outstanding debt securities of any series as any one of the following events:

          (1) failure to pay any interest on any debt security of that series when due and payable, continued for 30 days;

          (2) failure to pay principal of or any premium on any debt security of that series when due;

          (3) failure to deposit any sinking fund payment, when due, in respect of any debt security of that series;

          (4) failure to perform any other covenant in the applicable Indenture (other than a covenant included in such Indenture solely for the benefit of series of outstanding debt securities other than that series), continued for 90 days after written notice as provided in the applicable Indenture;

          (5) the entry of a decree or order for relief in respect of our company by a court having jurisdiction in the premises in an involuntary case under federal or state bankruptcy laws and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days;

          (6) the commencement by us of a voluntary case under federal or state bankruptcy laws or the consent by us to the entry of a decree or order for relief in an involuntary case under any such law; and

          (7) any other Event of Default provided with respect to debt securities of that series (Section 501).

     Remedies.  If an Event of Default:

     - with respect to outstanding senior debt securities of any series occurs and is continuing, or

     - described in clause (5) or clause (6) with respect to outstanding subordinated debt securities of any series occurs and is continuing, then either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare by notice in writing to us the principal amount (or, if the outstanding debt securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding debt securities of that series to be due and payable immediately. At any time after a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration (Section 502).

     Accordingly, the payment of the principal of the outstanding subordinated debt securities may be accelerated only upon the occurrence of an Event of Default described in clause (5) or clause (6) of the preceding paragraph and may not be accelerated upon a payment or covenant default. In the event of a payment of covenant default with respect to outstanding subordinated debt securities, the trustee, subject to certain limitations and conditions, may institute judicial proceedings to enforce the payment of any amount due or the performance of such covenant or any other proper remedy (Section 503). Under certain circumstances, the trustee may withhold notice to the holders of the outstanding subordinated debt securities of a default if the trustee in good faith determines that the withholding of such notice is in the best interest of such holders, and the trustee shall withhold such notice for certain defaults for a period of 30 days (Section 602).

     Obligations of Trustee. The Indentures provide that, subject to the duty of the relevant trustee during default to act with the required standard of care, such trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the holders, unless such holders shall have offered to such trustee reasonable security or indemnity (Section 603). Subject to such provisions for the indemnification of the trustee and to certain other conditions, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the relevant trustee, or exercising any trust or power conferred on such trustee, with respect to the outstanding debt securities of that series. However, such trustee may decline to act if the holders' direction is contrary to law or the applicable Indenture, would unduly prejudice the right of other holders or would involve such trustee in personal liability (Section 512).

     No holder of any outstanding debt security of any series has any right to institute any proceeding with respect to the applicable Indenture, or for the appointment of a receiver or trustee or for any remedy, unless:

     - such holder has given the relevant trustee written notice of a continuing Event of Default with respect to the outstanding debt securities of that series;

     - the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the relevant trustee to institute such proceeding as trustee;

     - such trustee has not received an inconsistent direction from the holders of a majority in principal amount of the outstanding debt securities of that series; and

     - the trustee has failed to institute the requested proceeding within 60 days (Section 507).

However, the holder of any outstanding debt security has an absolute right to receive payment of the principal of (and premium, if any) and interest on such debt security on the due dates expressed in such debt security and to institute suit for the enforcement of any such payment (Section 508).

     Under the Indentures we must furnish to the relevant trustee annually a statement regarding our performance of certain of our obligations under the applicable Indenture and as to any default in such performance (Section 1005).

DEFEASANCE AND COVENANT DEFEASANCE

     The Senior Indenture provides that we may choose to deposit in trust with the relevant trustee cash and/or government securities in an amount sufficient, without reinvestment, to pay all sums due on any series of outstanding senior debt securities. If we make this deposit, then, at our option, we:

          (1) will be deemed to have satisfied and paid all of our obligations in respect of such outstanding senior debt securities of a particular series; or

          (2) will not need to comply with certain restrictive covenants contained in the Senior Indenture and the occurrence of a covenant default will no longer be an Event of Default with respect to such series of outstanding senior debt securities, which we refer to as covenant defeasance.

     Such a trust may only be established if, among other things,

     - no Event of Default exists or occurs as a result of such deposit; and

     - we deliver an opinion of counsel to the effect that the holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit.

     If we exercise our covenant defeasance option with respect to any series of outstanding senior debt securities and the maturity of that series is accelerated upon an Event of Default, the amount of cash and government securities on deposit with the trustee may not be sufficient to pay amounts due on such senior debt securities at the time of the acceleration. However, we will remain liable with respect to such payments (Article 13).

     The Subordinated Indenture does not contain defeasance and covenant defeasance provisions.

MODIFICATION AND WAIVER

     We and the relevant trustee may modify and amend the applicable Indenture with the consent of the holders of 66 2/3% in aggregate principal amount of the outstanding debt securities of each series affected by such modification or amendment. However, we may not, without the consent of the holder of each outstanding debt security affected, modify or amend:

     - the maturity date of the principal of, or interest on, any debt security,

     - reduce the principal amount of, or any premium or rate of interest on, any debt security,

     - reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the maturity thereof,

     - change the place or currency of payment of principal of, or any premium or interest on, any debt security,

     - impair the right to institute suit for the enforcement of any payment on or with respect to any debt security, or

     - reduce the percentage in principal amount of outstanding debt securities of any series required to modify or amend either Indenture or to waive compliance with certain provisions of, or defaults under, either Indenture (Section 902).

     The holders of at least 66 2/3% in aggregate principal amount of the outstanding debt securities of each series may, on behalf of all holders of outstanding debt securities of that series, waive, insofar as that series is concerned, our compliance with certain restrictive provisions of the applicable Indenture. (Senior Indenture Section 1007; Subordinated Indenture Section 1006).

     The holders of at least a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of outstanding debt securities of that series, waive any past default under the applicable Indenture, except:

     - a default in the payment of principal of, or any premium or interest on, any debt security of that series; or

     - a default in respect of a covenant or provision which under such Indenture cannot be modified or amended without the consent of the holder of each debt security of the series affected (Section 513).

CONSOLIDATION, MERGER AND TRANSFER OF ASSETS

     We may consolidate with or merge into, or transfer our assets substantially as an entirety to, any corporation organized under the laws of the U.S., any state thereof or the District of Columbia, provided that:

     - the successor corporation assumes our obligations on the outstanding debt securities and under the Indentures;

     - after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing; and

     - that certain other conditions are met (Section 801).

TRUSTEES

     Either or both of the trustees may resign or be removed with respect to one or more series of outstanding debt securities and a successor trustee may be appointed to act with respect to such series (Section 610). In the event that two or more persons are acting as trustee with respect to different series of debt securities, each such trustee shall be a trustee of a trust under the related Indenture separate and apart from the trust administered by any other such trustee, and any action described herein to be taken by the

"trustee" may then be taken by each such trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee (Section 611).

     In the normal course of business, we and our subsidiaries conduct banking transactions with the trustees, and the trustees conduct banking transactions with us and our subsidiaries.

BOOK-ENTRY SECURITIES

     The outstanding debt securities were issued in the form of one or more book-entry securities that were deposited with The Depository Trust Company, which we refer to as DTC or the Depositary. (Section 301). Unless and until it is exchanged in whole or in part for outstanding debt securities in definitive registered form, a book-entry security may not be transferred except as a whole by the Depositary for such book-entry security to a nominee of such Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of such successor (Section 305).

     Ownership of beneficial interests in any book-entry security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee with respect to interests of participants in such book-entry security and on the records of participants with respect to interests of indirect participants. Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly, which we refer to as indirect participants. Persons who are not participants may beneficially own book-entry securities held by the Depositary only through participants or indirect participants. The laws of some states require that certain purchasers of outstanding debt securities take physical delivery of such debt securities in definitive form. Such laws, as well as the limits on participation in the Depositary's book-entry system, may impair the ability to transfer beneficial interests in a book-entry security.

     So long as the Depositary or its nominee is the registered owner of a book-entry security, such Depositary or such nominee will be considered the sole owner or holder of the outstanding debt securities represented by such book-entry security for all purposes under the applicable Indenture. Except as provided below, owners of beneficial interests in outstanding debt securities represented by book-entry securities will not be entitled to have such debt securities of the series represented by such book-entry security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in definitive form, and will not be considered the owners or holders thereof under the applicable Indenture.

     Payments of principal of, premium, if any, and interest on debt securities registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the book-entry security representing such outstanding debt securities. We expect that the Depositary or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the book-entry security for such debt securities, as shown on the records of such Depositary or its nominee. We also expect that payments by participants and indirect participants to owners of beneficial interests in such book-entry security held through such persons will be governed by standing instructions and customary practices, as is now the case with securities registered in "street name", and will be the responsibility of such participants and indirect participants. Neither us, the trustee, any authenticating agent, any paying agent, nor the security registrar for such debt securities will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the book-entry security for such debt securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests (Section 311).

     If the Depositary for outstanding debt securities of a series notifies us that it is unwilling or unable to continue as Depositary or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, we have agreed to appoint a successor depositary. If such a successor is not appointed by us within 90 days, we will issue outstanding debt securities of such series in definitive registered form in exchange for the book-entry security representing such series of outstanding debt securities. In addition, we may at any time and in our sole discretion determine that the outstanding debt securities of any series issued in the form of one or more book-entry securities shall no longer be represented by such book-entry securities. In such event, we will issue outstanding debt securities of such series in definitive registered form in exchange for such book-entry security or securities representing such series of debt securities. Further, if we so specify with respect to the outstanding debt securities of a series, or if an Event of Default, or an event that with notice, lapse of time or both would be an Event of Default with respect to the debt securities of such series has occurred and is continuing, an owner of a beneficial interest in a book-entry security representing outstanding debt securities of such series may receive debt securities of such series in definitive registered form. In any such instance, an owner of a beneficial interest in a book-entry security will be entitled to physical delivery in definitive registered form of outstanding debt securities of the series represented by such book-entry security equal in principal amount to such beneficial interest and to have such debt securities registered in its name (Section 305).

             DESCRIPTION OF THE DEBT SECURITIES -- SUNTRUST HOLDING

     As used in this section, outstanding debt securities means the debentures, notes, bonds and other evidences of indebtedness that have been issued by SunTrust Holding (as successor in interest to Crestar) and are listed on the cover of this prospectus. The outstanding debt securities are all subordinated debt securities. The 6 1/2% Putable/Callable Subordinated Notes due January 15, 2018 and the 8 3/4% Subordinated Notes Due 2004 were issued under an Indenture dated as of September 1, 1993, as supplemented, between SunTrust Holding and The Chase Manhattan Bank, as trustee. The 8 1/4% Subordinated Notes Due 2002 were issued under an Indenture dated as of February 1, 1985, as supplemented, between SunTrust Holding and The Chase Manhattan Bank, as trustee. We sometimes refer to these Indentures in this section collectively as the Indentures, and we sometimes refer to the Indenture dated as of February 1, 1985 as the Prior Indenture.

     We have summarized selected provisions of the Indentures below. The summary is not complete. The forms of the Indentures have been filed as exhibits to the registration statement and you should read the Indentures for provisions that may be important to you. In the summary below, we have included references to section numbers of the applicable Indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meaning specified in the Indentures. You can obtain copies of the

Indentures by following the directions under the caption "Where You Can Find More Information" beginning on page 1 of this prospectus.

GENERAL

     The Indentures do not limit the aggregate principal amount of debt securities that may be issued thereunder and provide that debt securities may be issued thereunder from time to time in one or more series (Section 301). The Indentures also do not limit SunTrust Holding's ability to incur other debt and do not contain financial or similar restrictive covenants.

     The debt securities were issued in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof (Section 302). No service charge will be made for any registration of transfer or exchange of the outstanding debt securities, but SunTrust Holding may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Sections 302 and 305).

PAYMENT; TRANSFER

     Principal, premium, if any, and interest on the outstanding debt securities is payable, and the transfer of the outstanding debt securities is registrable, at the office of the relevant trustee, except that, at the option of SunTrust Holding, interest may be paid by mailing a check to the address of the person entitled thereto as it appears on the register for the debt securities (Sections 305 and 1002).

RANKING

     General. The outstanding debt securities are direct unsecured obligations of SunTrust Holding. The outstanding debt securities rank junior to all Senior Indebtedness of SunTrust Holding. As of March 31, 2000, SunTrust Holding had an aggregate of approximately $2,675.9 million of long-term Senior Indebtedness (as defined below) outstanding and an aggregate of approximately $1,500.3 million of short-term Senior Indebtedness outstanding. SunTrust Holding expects to incur additional Senior Indebtedness. The Indentures do not prohibit or limit the incurrence of additional Senior Indebtedness. As of March 31, 2000, SunTrust Holding had an aggregate of approximately $1,087.2 million of subordinated debt securities outstanding.

     Because SunTrust Holding is a holding company, its right and the rights of its creditors, including holders of outstanding debt securities, to participate in any distribution of assets of any of its subsidiaries upon its liquidation, reorganization or otherwise would be subject to the prior claims of creditors of that subsidiary, except to the extent that SunTrust Holding is a creditor of that subsidiary with recognized claims. However, in the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, including any depository institution holding company or any shareholder or creditor thereof. SunTrust Holdings' subsidiaries have significant outstanding long-term debt and substantial obligations with respect to deposit liabilities and federal funds purchased, securities sold under repurchase agreements, other short-term borrowings and various other financial obligations.

     In addition, the Indentures and the outstanding debt securities do not contain any provision that protects the holders of the outstanding debt securities against a sudden and dramatic decline in credit quality resulting from a takeover, recapitalization or similar restructuring of SunTrust Holding or other event involving SunTrust Holding that may adversely affect its credit quality.

     Subordination of the Debt Securities. The outstanding debt securities are subordinate and junior in right of payment to all Senior Indebtedness of SunTrust Holding (Article 15). Under the Indentures, Senior Indebtedness generally means any debt for borrowed money other than debt that is expressly made junior to the outstanding debt securities, together with certain obligations of general creditors.

     In the event that SunTrust Holding defaults in the payment of any principal, premium, if any, or interest on any Senior Indebtedness when it becomes due and payable, then, until such default is cured or waived or ceases to exist, no direct or indirect payment (in cash, property, securities by set-off or otherwise) may be made with respect to the principal, premium, if any, or interest on the outstanding debt securities, or in respect of any redemption, retirement, purchase or other acquisition of any of the outstanding debt securities (Section 1501).

     In the event of:

          (1) any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to SunTrust Holding, its creditors or its property;

          (2) any proceeding for the liquidation, dissolution or other winding up of SunTrust Holding, voluntary or involuntary;

          (3) any assignment by SunTrust Holding for the benefit of creditors;
     or

          (4) any other marshalling of the assets of SunTrust Holding,

all Senior Indebtedness must first be paid in full before any payment or distribution, whether in cash, securities or other property, may be made in respect of the outstanding debt securities. In such event, any payment or distribution on account of the principal, premium, if any, or interest on the outstanding debt securities that would otherwise be payable in respect of the outstanding debt securities in the absence of these subordination provisions will be paid directly to the holders of Senior Indebtedness until all Senior Indebtedness has been paid in full. After payment in full of all Senior Indebtedness, the holders of outstanding debt securities, together with the holders of any obligations of SunTrust Holding ranking equally with the outstanding debt securities, will be entitled to be paid in full from the remaining assets of SunTrust Holding before any payment or other distribution may be made on account of any capital stock or obligations of SunTrust Holding ranking junior to the outstanding debt securities. If the trustee or any holder of outstanding debt securities receives any payment or distribution on account of the principal, premium, if any, or interest on the outstanding debt securities in violation of the foregoing subordination provisions, such payment or distribution will be received in trust for the benefit of, and will be paid over or delivered to, the holders of the Senior Indebtedness (Section 1501).

     As a result of these subordination provisions, in the event of the insolvency of SunTrust Holding, holders of Senior Indebtedness may receive more, ratably, and holders of the outstanding debt securities may receive less, ratably, than the other creditors of

SunTrust Holding. These subordination provisions will not prevent the occurrence of an Event of Default in respect of the outstanding debt securities. See
"-- Events of Default and Rights of Acceleration" for limitations on the right of acceleration.

GUARANTEE OF THE OUTSTANDING DEBT SECURITIES

     All of the outstanding debt securities of SunTrust Holding have been fully and unconditionally guaranteed by SunTrust Banks, Inc.

NO RESTRICTION ON SALE OR ISSUANCE OF STOCK OF CRESTAR BANK

     Under the Prior Indenture, SunTrust Holding may not issue, sell, assign, transfer or otherwise dispose of shares of, or securities convertible into, or options, warrants or rights to subscribe for, or purchase shares of, Voting Stock of the Bank (as defined below) if, after giving effect to any such transaction and to the issuance of the maximum number of shares of Voting Stock of the Bank issuable upon the exercise of all such convertible securities, options, warrants or rights, SunTrust Holding would own, directly or indirectly, 80% or less of the shares of the Bank.

     Notwithstanding the foregoing, this covenant does not prohibit issuances, sales, assignments, transfers or dispositions:

          (1) made in compliance with an order of a court or regulatory authority of competent jurisdiction or made as a condition imposed by such court or authority to the acquisition by SunTrust Holding, directly or indirectly, of any other corporation or entity; or

          (2) when the proceeds are within 270 days, or such longer period of time as may be necessary to obtain any required regulatory approval, to be invested pursuant to an understanding or agreement in principle reached at the time of such issuance, sale, assignment, transfer or disposition in a Controlled Subsidiary (including any person which upon such investment becomes a Controlled Subsidiary) engaged in a banking business or any other business then legally permissible for bank holding companies.

     The Prior Indenture also prohibits:

          (1) the merger or consolidation of the Bank with or into any other corporation unless the surviving corporation is, or upon consummation of the merger or consolidation will become, a Controlled Subsidiary; and

          (2) the lease, sale or transfer of all or substantially all of the properties and assets of the Bank to any corporation or other person, except to a Controlled Subsidiary or a person that will become a Controlled Subsidiary, upon such lease, sale or transfer.

The Prior Indenture defines Bank to mean:

     - SunTrust Bank (as successor in interest to Crestar Bank), and

     - any successor to all or substantially all the business of Crestar Bank (now SunTrust Bank) as constituted on the date of the Prior Indenture; and

     - any surviving or transferee corporation described in the foregoing covenant.

     The Prior Indenture defines the term Controlled Subsidiary to mean a Subsidiary more than 80% of the outstanding shares of Voting Stock of which are owned by SunTrust Holding and/or other Controlled Subsidiaries. The Prior Indentures defines the term Voting Stock to mean stock that ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

     The other Indenture does not contain the foregoing covenant.

EVENTS OF DEFAULT AND RIGHTS OF ACCELERATION

     Events of Default. The Indentures define an Event of Default with respect to the outstanding debt securities as being certain events involving the bankruptcy or reorganization of SunTrust Holding (Section 501). No Event of Default with respect to a particular series of outstanding debt securities issued under the Indentures necessarily constitutes an Event of Default with respect to any other series of outstanding debt securities. If an Event of Default with respect to outstanding debt securities of any series occurs and is continuing, either the relevant trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the debt securities of that series to be immediately due and payable. At any time after a declaration of acceleration with respect to outstanding debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration (Section 502).

     Limited Rights of Acceleration. The Indentures do not provide for any right of acceleration of the payment of principal of the outstanding debt securities upon a payment default or covenant default. In the event of a payment default or covenant default, the relevant trustee may, subject to certain limitations and conditions, seek to enforce payment of such principal, premium, if any, or interest, or the performance of such covenant or agreement (Section
503).

     Obligations of Trustee. The Indentures provide that, subject to the duty of the trustee in the case of an Event of Default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the holders, unless such holders have offered to the trustee reasonable indemnity (Sections 601 and 603). Subject to such provisions for the indemnification of the trustee, or holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the debt securities of that series (Section 512).

CONSOLIDATION, MERGER AND SALE OF ASSETS

     SunTrust Holding may, without the consent of holders of any of the outstanding debt securities, consolidate or merge with or into, or convey, transfer or lease its properties and assets substantially as an entirety, to any corporation organized under the laws of any domestic jurisdiction, provided that:

     - the successor corporation assumes SunTrust Holding's obligations on the outstanding debt securities and under the Indentures;

     - after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time would become an Event of Default, has occurred and is continuing; and

     - that certain other conditions are met (Section 801).

     Under each Indenture, SunTrust Holding must furnish to the relevant trustee annually a statement regarding the performance by SunTrust Holding of certain of its obligations under the applicable Indenture and as to any default in such performance (Section 1007).

MODIFICATION AND WAIVER

     SunTrust Holding and the relevant trustee may modify or amend the applicable Indenture with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by such modification or amendment. However, SunTrust Holding and the relevant trustee may not, without the consent of the holder of each debt security affected:

     - change the stated maturity date of the principal of, or any installment of principal of, premium, if any, or any interest on, any debt security;

     - reduce the principal, premium, if any, or interest on, any debt security, change the method of calculation thereon or reduce the amount payable on redemption thereof;

     - reduce the amount of principal of a debt security payable upon acceleration of the maturity thereof;

     - change the place or currency of payment of principal of, premium, if any, or interest on, any debt security;

     - impair the rights of any holder to conversion rights;

     - impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; or

     - reduce the percentage in principal amount of outstanding debt securities of any series required to modify or amend either Indenture or to waive compliance with certain provisions of, or defaults under, either Indenture (Sections 901 and 902).

     The holders of a majority in principal amount of the outstanding debt securities of all affected series may, on behalf of the holders of such debt securities, waive compliance by SunTrust Holding with certain restrictive provisions of the Indentures. The holders of a majority in principal amount of the outstanding debt securities of all affected series also may, on behalf of the holders of all such debt securities, waive any past default under the applicable Indenture with respect to such outstanding debt securities, except a default in the payment of the principal, premium, if any, or interest on, any debt security or in respect of a provision which under such Indenture cannot be modified or amended without the consent of the holders of all of the outstanding debt securities affected thereby (Section 513).

REGARDING THE TRUSTEE

     The Chase Manhattan Bank is the trustee under each of the Indentures. Notice to The Chase Manhattan Bank should be directed to its Corporate Trust Office, 450 West 33rd Street, New York, New York 10001, Attention: Corporate Trustee Administration Department. SunTrust Holding and certain of SunTrust Holding's subsidiaries maintain deposit accounts and banking relations with the trustee.

GLOBAL SECURITIES

     The outstanding debt securities were issued in the form of one or more fully registered securities in global form, each a global security, that was deposited with the Depositary. Unless and until any such global security is exchanged in whole or in part for debt securities in definitive certificated form, such global security may not be transferred except as a whole by the Depositary for such global security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor (Section 303).

     Ownership of beneficial interests in such global security will be limited to participants or indirect participants. Ownership of beneficial interests by participants in such global security will be shown by book-keeping entries on, and the transfer of that ownership interest will be effected only through book-keeping entries to, records maintained by the Depositary or its nominee for such global security. Ownership of beneficial interests in such global security by persons that hold through participants will be shown by book-keeping entries on, and the transfer of that ownership interest among or through such participants will be effected only through book-keeping entries to, records maintained by such participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive certificated form rather than book-entry form. Such laws may impair the ability to own, transfer or pledge beneficial interests in any global security.

     So long as the Depositary for a global security or its nominee is the registered owner of such global security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the outstanding debt securities represented by such global security for all purposes under the Indentures. Except as set forth below, owners of beneficial interests in a global security will not be entitled to have outstanding debt securities of the series represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of outstanding debt securities of such series in definitive certificated form and will not be considered the holders thereof for any purposes under the Indentures. Accordingly, each person owning a beneficial interest in such global security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person directly or indirectly owns its interest, to exercise any rights of a holder under the Indentures.

     The Indentures provide that the Depositary may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the Indentures (Section 104). SunTrust Holding understands that under existing industry practices, if SunTrust Holding requests any action of holders or any owner of a beneficial interest in such global security desires to give any notice or take any action that a holder is entitled to give or take under the Indentures, the Depositary for such global security would authorize the participants holding the relevant beneficial interest to give such notice or take such action, and such participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them. Payments on outstanding debt securities represented by a global security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such global security. None of SunTrust Holding, the trustee or any paying agent for such debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests (Section 308).

     If the Depositary for any series of outstanding debt securities represented by a global security is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by SunTrust Holding within 90 days, SunTrust Holding will issue such outstanding debt securities in definitive certificated form in exchange for such global security. In addition, SunTrust Holding may at any time and in its sole discretion determine not to have the outstanding debt securities of a series represented by one or more global securities and, in such event, will issue debt securities of such series in definitive certificated form in exchange for the global security representing such series of debt securities (Section 305).

     Further, an owner of a beneficial interest in a global security representing outstanding debt securities of a series may, on terms acceptable to SunTrust Holding and the Depositary for such global security, receive outstanding debt securities of such series in definitive certificated form, if SunTrust Holding so specifies with respect to the outstanding debt securities of such series. In any such instance, an owner of a beneficial interest in a global security will be entitled to have outstanding debt securities of the series represented by such global security equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such outstanding debt securities in definitive certificated form. Outstanding debt securities of such series so issued in definitive certificated form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form (Section 305).

                    TERMS OF THE OUTSTANDING DEBT SECURITIES

SUNTRUST BANKS, INC.

     7 3/8% Notes Due 2002. The notes are limited to $200 million aggregate principal amount, mature on July 1, 2002 and bear interest at a rate equal to 7 3/8% per year. Interest on the notes is payable semiannually on January 1 and July 1 of each year, beginning January 1, 1993, to the persons in whose names the notes are registered at the close of business on the January 15 and July 15 immediately preceding the interest payment date.

     Floating Rate Notes Due April 22, 2002. The notes are limited to $250 million aggregate principal amount, mature on April 22, 2002 and bear interest at a floating rate that is reset quarterly based on the London Interbank Offered Rate, or LIBOR, plus a spread of 0.08%. Interest on the notes is payable quarterly January 22, April 22, July 22 and October 22 of each year, beginning July 22, 1997, to the persons in whose names the notes are registered at the close of business on the January 1, April 1, July 1 and October 1 immediately preceding the interest payment date. The calculation agent will determine the applicable LIBOR on each interest determination date (as defined below) in accordance with the following provisions:

          (1) For each interest period (as defined below), on the applicable interest determination date, LIBOR will be the rate for deposits in U.S. dollars having a maturity of three months that appears on the Telerate Page 3750 (as defined below) as of 11:00 a.m., London time, on such interest determination date.

          (2) If on any interest determination date, such rate for deposits in U.S. dollars having a maturity of three months does not appear on the Telerate Page 3750 as specified in clause (1) above, LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market selected by the Calculation Agent at approximately 11:00 a.m., London time, on such interest determination date to prime banks in the London interbank market having a maturity of three months and in a principal amount equal to an amount that is representative for a single transaction in such market at such time. The calculation agent will request the principal London office of each of such banks to provide a quotation of its rate. If at least two such quotations are provided, the rate for that interest determination date will be the arithmetic mean of the quotations. If fewer than two quotations are provided, LIBOR for that interest determination date will be the arithmetic mean of the rates quoted by three major banks in The City of New York, selected by the calculation agent, at approximately 11:00 a.m., New York City time, on such interest determination date for loans in U.S. dollars to leading European banks having a maturity of three months and in a principal amount equal to an amount that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the calculation agent are not quoting as described above, LIBOR will be LIBOR in effect on such interest determination date.

     The term Telerate Page 3750 means the display page 3750 on the Dow Jones Telerate Service or any other page that replaces 3750 on that service for the purpose of displaying London interbank offered rate.

     An interest period is each successive period beginning on and including an interest payment date and ending on but excluding the next succeeding interest payment date or the date of maturity.

     For purposes of calculating LIBOR, the term interest determination date for any interest period means the second London business day preceding the Interest Payment Date commencing such interest period. "London business day" shall mean any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

     Accrued interest on the notes from the last date to which interest has been paid or duly provided for is calculated by multiplying the face amount of the notes by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from the initial issue date or from the last date to which interest has been paid or duly provided for up to the date for which accrued interest is being calculated. The interest factor (expressed as a decimal) for each such day is computed by dividing the interest rate (expressed as a decimal) applicable to such date by 360.

     All percentages resulting from any calculation of the interest factor, including calculation of the interest factor or the arithmetic mean of any interest rate quotation, will be rounded, if necessary, to the nearest one millionth of a percentage point, with five ten-millionths of a percentage point rounded upwards (e.g. 4.5876545% (or .045876545) being rounded up to 4.587655% (or .04587655)), and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

     6 1/8% Subordinated Notes Due 2004. The notes are limited to $200 million aggregate principal amount, mature on February 15, 2004 and bear interest at a rate equal to 6 1/8% per year. Interest on the notes is payable semi-annually on February 15 and August 15 of each year, beginning August 15, 1994, to the persons in whose names the notes are registered at the close of business on the February 1 or August 1 immediately preceding the interest payment date.

     7 3/8% Subordinated Notes Due 2006. The notes are limited to $200 million in aggregate principal amount, mature on July 1, 2006 and bear interest at a rate equal to 7 3/8% per year. Interest on the notes is payable semiannually on January 1 and July 1 of each year, beginning January 1, 1997, to the persons in whose names the notes are registered at the close of business on the June 15 and December 15 immediately preceding the interest payment date.

     6.25% Senior Notes Due June 1, 2008. The notes are limited to $300 million aggregate principal amount, mature on June 1, 2008 and bear interest at a rate equal to 6.25% per year. Interest on the notes is payable semiannually on June 1 and December 1 of each year, beginning December 1, 1998, to the persons in whose names the notes are registered at the close of business on the May 15 and November 15 immediately preceding the interest payment date.

     7.75% Subordinated Notes Due 2010. The notes were issued in an initial aggregate principal amount of $300 million, mature on May 1, 2010, and bear interest at a rate equal to 7.75% per year. Interest on the notes is payable semiannually on May 1 and November 1 of each year, beginning November 1, 2000, to the persons in whose names the notes are registered at the close of business on the April 15 and October 15 immediately preceding the interest payment date. We may issue additional notes from this series in the future without the approval of the holders of the $300 million of notes outstanding as of the date of this prospectus.

     6% Subordinated Notes Due 2026. The notes are limited to $200 million aggregate principal amount, mature on February 15, 2026 and bear interest at a rate equal to 6% per year. Interest on the notes is payable on February 15 and August 15 of each year, beginning August 15, 1996, to the persons in whose names the notes are registered at the close of business on the February 1 or August 1 immediately preceding the interest payment date. The notes may be redeemed in whole or in part at the option of the holder of the notes on February 15, 2006 (or if February 15, 2006 is not a business day, the next succeeding business) at a purchase price equal to 100% of the principal amount plus accrued and unpaid interest to the redemption date. If a holder of a note elects to exercise the redemption option with respect to such note or a portion thereof, such note must be received, together with an appropriate redemption notice, by the trustee no earlier than December 15, 2005 and no later than 5:00 p.m., New York City time, on January 15, 2006 (or, if January 15, 2006 is not a business day, the next succeeding business day). We must deposit the redemption price with the trustee no later than 10:00 a.m., New York City time, on February 15, 2006 (or, if February 15, 2006 is not a business day, the next succeeding business day). The redemption price will be paid to holders of notes who have properly exercised their optional redemption right by check to the address set forth in the security register.

     6% Senior Debentures Due January 15, 2028. The debentures are limited to $250 million aggregate principal amount, mature on January 15, 2028 and bear interest at a rate equal to 6% per year. Interest on the debentures is payable semiannually on January 15 and July 15 of each year, beginning July 15, 1998, to the persons in whose names the debentures are registered at the close of business on the January 1 and July 1 immediately preceding the interest payment date.

SUNTRUST BANK HOLDING COMPANY (AS SUCCESSOR IN INTEREST TO CRESTAR)

     8 1/4% Subordinated Notes Due 2002. The notes are limited to $125 million aggregate principal amount, mature July 15, 2002 and bear interest at a rate equal to 8 1/4% per year. Interest on the notes is payable semiannually on January 15 and July 15 of each year, beginning January 15, 1993, to the persons in whose names the notes are registered at the close of business on the January 1 and July 1 immediately preceding the interest payment date.

     8 3/4% Subordinated Notes Due 2004. The notes are limited to $150 million aggregate principal amount, mature on November 15, 2004 and bear interest at a rate equal to 8 3/4% per year. Interest on the notes is payable semiannually on May 15 and November 15 of each year, beginning May 15, 1995, to the persons in whose names the notes are registered at the close of business on the April 30 or October 31 immediately preceding the interest payment date.

     6 1/2% Putable/Callable Subordinated Notes Due January 15, 2018. The notes are limited to $150 million aggregate principal amount, mature on January 15, 2018 and bear interest at a rate equal to 6 1/2% per year. Interest on the notes is payable semiannually on January 15 and July 15 of each year, beginning July 15, 1998, to the persons in whose names the notes are registered at the close of business on the January 1 immediately preceding the interest payment date. The notes are subject to mandatory redemption on January 15, 2008, which we refer to as the coupon reset date, through either:

     - the exercise of the call option by Union Bank of Switzerland, London branch or Morgan Stanley & Co. International Limited, which we refer to as the callholders, or

     - in the event a callholder does not exercise the call option, the automatic exercise of the put option by the trustee on behalf of the holders.

     The call option of each callholder is with respect to $75 million principal amount of the notes. To exercise its call option, a callholder must give written notice to the trustee no later than 15 calendar days prior to the coupon reset date, which we refer to as the call notice. If a callholder elects to exercise its call option and purchase all of its applicable principal amount of the notes, such notes will be acquired by the callholder from the holders of such notes on the coupon reset date at a purchase price equal to 100% of the principal amount thereof.

     Any callholder exercising its call option shall be required, not later than 2:00 p.m. New York City time on the business day prior to the coupon reset date, to deliver the purchase price for the notes being purchased in immediately available funds to the trustee for payment on the coupon reset date. In addition, the holders of the applicable principal amount of the notes will be required to deliver such notes to the callholder against payment therefor on the coupon reset date through the facilities of DTC.

     If a callholder elects to exercise the call option, the obligation of such callholder to pay the purchase price for the notes being purchased is subject to the conditions precedent that,

     - since the date of the call notice, no Event of Default (as defined in the Indenture), or any event which, with the giving of notice or passage of time, or both, would constitute an Event, with respect to the notes shall have occurred and be continuing;

     - no Market Disruption Event (as defined below) shall have occurred; and

     - two or more dealers shall have provided timely bids in the manner described below.

     No holder of any notes or any interest therein shall have any right or claim against a callholder as a result of such callholder purchasing or not purchasing the notes.

     If the applicable call option has not been exercised, or if the applicable callholder fails to deliver the purchase price for the notes to the trustee not later than 2:00 p.m. New York City time on the business day prior to the coupon reset date, the trustee must exercise the option to put such notes to SunTrust Holding. Upon exercise of this put option, SunTrust Holding will be required to purchase such notes on January 15, 2008 at a purchase price equal to 100% of the entire principal amount thereof. The put option will be exercised automatically by the trustee, on behalf of the holders of such notes, if the call option has not been exercised with respect to such notes. If the trustee exercises the put option, SunTrust Holding will deliver the purchase price to the trustee, together with the accrued and unpaid interest due on January 15, 2008, by no later than 12:00 noon New York City time on the coupon reset date, and the holders of such notes must deliver such notes to SunTrust Holding against payment therefor on the coupon reset date through the facilities of DTC. Such notes will be cancelled and no notes will be issued in lieu of or in exchange therefor. No holder of any notes or any interest therein has the right to consent or object to the trustee's duty to exercise the put option.

     Pursuant to the applicable Indenture,

     - UBS Securities LLC has been appointed the calculation agent for notes subject to the call option of Union bank of Switzerland, London branch; and

     - Morgan Stanley & Co. Incorporated has been appointed the calculation agent for notes subject to the call option of Morgan Stanley & Co. International Limited;

provided, that such calculation agents shall act jointly on all matters in the event that the call options are exercised for the entire principal amount of the notes. If a callholder for the applicable amount of notes has exercised the call option as described above, SunTrust Holding and the applicable calculation agent shall complete the following steps in order to determine the interest rate to be paid on such notes from and including such coupon reset date to the final maturity date of the notes. SunTrust Holding and the applicable calculation agent shall use reasonable efforts to cause the actions contemplated below to be completed in as timely a manner as possible.

     (1) SunTrust Holding shall provide the calculation agents with one list, no later than four business days prior to the coupon reset date, containing the names and address of five dealers, two of which shall be UBS Securities LLC in the event Union Bank of Switzerland, London branch exercises its call option and Morgan Stanley & Co. Incorporated in the event Morgan Stanley & Co. International Limited exercises its call option, from which it desires the applicable calculation agent to obtain the bids (as defined below) for the purchase of such notes. As used herein, business day means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of New York generally are authorized or obligated by law or executive order to close.

     (2) Within one business day following receipt by the calculation agents of the list of dealers, the applicable calculation agent shall provide to each dealer on the list:

     - a copy of the Prospectus dated January 22, 1998 and the Prospectus Supplement dated January 22, 1998 relating to the offering of the notes;

     - a copy of the form of notes; and

     - a written request that each such dealer submit a bid to the applicable calculation agent by 12:00 noon, New York City time, which we refer to as the bid deadline, on the third business day prior to the coupon reset date, which we refer to as the bid date.

     The term bid means an irrevocable written offer given by a dealer for the purchase settling on the coupon reset date, and shall be quoted by such dealer as a stated yield to maturity on the notes. Each dealer shall be provided with:

     - the name of SunTrust Holding;

     - an estimate of the purchase price, which shall be stated as a U.S. dollar amount and be calculated by the applicable calculation agent in accordance with clause (3) below;

     - the principal amount and maturity of the notes; and

     - the method by which interest will be calculated on the notes.

     (3) The purchase price to be paid by any dealer for the notes shall be equal to:

     - the principal amount of the notes, plus

     - a premium, which we refer to as the note premium, equal to the excess, if any, of (A) the discounted present value to the coupon reset date of a bond with a maturity of January 15, 2018 which has an interest rate of 5.558%, semi-annual interest payments on each January 15 and July 15, commencing July 15, 2008, and a principal amount of $150,000,000, and assuming a discount rate equal to the treasury rate over (B) $150,000,000.

     The term treasury rate means the per annum rate equal to the offer side yield to maturity of the current on-the-run 10-year United States Treasury Security per Telerate page 500 at 11:00 a.m., New York City time on the Bid Date (or such other date that may be agreed upon by SunTrust Holding and the applicable calculation agent) or, if such rate does not appear on Telerate page 500 at such time, the rates on GovPx End-of-Day Pricing at 3:00 p.m. on the Bid Date.

     (4) Following receipt of the bids, the applicable calculation agent shall provide written notice to SunTrust Holding setting forth:

     - the names of each of the dealers from whom such calculation agent received bids on the bid date;

     - the bid submitted by each such dealer; and

     - the purchase price as determined pursuant to paragraph (3) above.

     Except as provided below, the applicable calculation agent shall thereafter select from the five bids received the bid with lowest yield to maturity and establish the coupon reset rate equal to the interest rate which would amortize the notes premium fully over the term of the notes at the yield to maturity indicated by the bid selected, provided, however, that if such calculation agent has not received a bid from a dealer by the bid deadline, the bid selected shall be the lowest of all bids received by such time and provided, further that if any two or more of the lowest bids submitted are equivalent, SunTrust Holding shall in its sole discretion select any of such equivalent bids (and such selected bid shall be the selected bid).

     (5) Immediately after calculating the coupon reset rate, the applicable calculation agent shall provide written notice to SunTrust Holding and the trustee setting forth such coupon reset rate. SunTrust Holding shall thereafter establish the coupon reset rate as the new interest rate on the notes, effective from and including January 15, 2008, by delivering to the trustee on or before the coupon reset date of an officers' certificate.

     (6) The applicable callholder shall sell such notes to the dealer that made the selected bid at the purchase price described above, such sale to be settled on the coupon reset date in immediately available funds.

     If a calculation agent determines that:

     - since the call notice, an Event of Default, or any event which, with the giving of notice or the passage of time, or both, would constitute an Event of Default with respect to the notes shall have occurred and be continuing;

     - a market Disruption Event (as defined below) has occurred following the exercise of its call option or the call option of the related callholder; or

     - two or more of the dealers have failed to provide bids in a timely manner substantially as provided above;

then such call option will be automatically revoked, and the trustee will exercise the put option on behalf of the holders.

Market Disruption Event shall mean any of the following:

     - a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the establishment of minimum prices in such exchange;

     - a general moratorium on commercial banking activities declared by either federal or New York State authorities;

     - any material adverse change in the existing financial, political or economic conditions in the United States of America;

     - an outbreak or escalation of major hostilities involving the United States of America or the declaration of a national emergency or war by the United States of America; or

     - any material disruption of the U.S. government securities market, U.S. corporate bond market, or U.S. federal wire system.

                              PLAN OF DISTRIBUTION

     This prospectus may be used by any of our broker-dealer subsidiaries in connection with offers and sales of outstanding debt securities in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Any of our broker-dealer subsidiaries, including SunTrust Equitable Securities, may act as principal or agent in such transactions. None of our broker-dealer subsidiaries has any obligation to make a market in any of the outstanding debt securities and may discontinue any market-making activities at any time without notice, at its sole discretion.

     Our broker-dealer subsidiaries are members of the NASD and may participate in distributions of the outstanding debt securities. Accordingly, any offerings of the outstanding debt securities in which our broker-dealer subsidiaries participate will conform with the provisions of Rule 2720 of the Conduct Rules of the NASD.

                                 LEGAL MATTERS

     Certain legal matters with respect to certain of the outstanding debt securities were passed upon for us by Raymond D. Fortin, Senior Vice President and Secretary, and by King & Spalding. As of March 31, 2000, Mr. Fortin beneficially owned 7,500 shares of our common stock and held options to purchase 6,000 shares of our common stock.

                                    EXPERTS

     The audited consolidated financial statements of SunTrust Banks, Inc. incorporated by reference in this prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.

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     NO DEALER, SALES PERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE SECURITIES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

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                               TABLE OF CONTENTS

                                   PROSPECTUS

                                      PAGE
                                      ----
About this Prospectus...............    2
Where You Can Find More
  Information.......................    2
Forward-Looking Statements..........    3
SunTrust Banks, Inc.................    4
Use of Proceeds.....................    4
Ratio of Earnings to Fixed
  Charges...........................    5
Certain Regulatory Considerations...    5
Description of the Debt
  Securities -- SunTrust Banks,
  Inc...............................    9
Description of the Debt
  Securities -- SunTrust Holding....   18
Terms of the Outstanding Debt
  Securities........................   25
Plan of Distribution................   32
Legal Matters.......................   32
Experts.............................   32

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                              SUNTRUST BANKS, INC.
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                                   PROSPECTUS
                                 JUNE 19, 2000
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